IMMURON LIMITED

Suite 1, 1233 High Street

Armadale, Victoria, Australia 3143

May 24, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Suzanne Hayes, Esq.

Assistant Director

Re:	Immuron Limited
Amendment No. 5 to Registration Statement on Form F-1
Filed May 22, 2017
File No. 333-215204 (the “Registration Statement”)

Dear Ms. Hayes:

Please note that Immuron Limited (the “Company”) has filed amendment no. 6 to its Registration Statement to include a price range between $10.00 and $12.50 representing a bona fide estimate of the maximum public offering price for the offering as discussed with the staff. The Company has used a mid-point of this range for purposes of completing the dilution, capitalization and use of proceeds tables. The Company has also included the R&D Tax Incentive Prepayment Loan Facility Agreement as an exhibit to the Registration Statement and noted in the use of proceeds table that loan facility will be paid back from proceeds of the offering.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Darrin Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
IMMURON LIMITED

By:	/s/ Thomas Liquard
Thomas Liquard, Chief Executive Officer